
03023845

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


SEC
RECEIVED
PROCESSING
JUN 2 6 2003

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[**X**] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _____ to _____.

Commission File Number 1-7845

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEGGETT & PLATT, INCORPORATED
401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEGGETT & PLATT, INCORPORATED
NO. 1 LEGGETT ROAD
CARTHAGE, MISSOURI 64836

Exhibit Index - Pages 2 and 15

REQUIRED INFORMATION

A. Financial Statements and Report of Independent Accountants

B. Exhibit List.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LEGGETT & PLATT, INCORPORATED
401(k) PLAN

By: 
Ernest C. Jett
Vice President – General Counsel
and Plan Committee Member

Date: June 24, 2003

By: 
John A. Hale
Vice President and Chairman of Plan Committee

L:\Mkh\SEC\11-K\FYE 2002\A401k 2002 11-K.doc

FINANCIAL STATEMENTS

LEGGETT & PLATT, INCORPORATED
401(k) PLAN AND TRUST
EIN 44-0324630 PN 025

December 31, 2002 and 2001

LEGGETT & PLATT, INCORPORATED
401(k) PLAN AND TRUST

CONTENTS

* Other schedules required by 29CFR 2520.103-10 of the Department of Labor Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One Bank of America Plaza
800 Market Street
St. Louis MO 63101-2695
Telephone (314) 206 8500

Report of Independent Accountants

To the Participants and Administrator of
The Leggett & Platt, Incorporated
401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Leggett & Platt, Incorporated 401(k) Plan (the "Plan") at December 31, 2002 and December 31, 2001, and the changes in the net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 18, 2003

Leggett & Platt, Incorporated
401(k) Plan and Trust

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2002	2001
ASSETS		
Investments, at fair value	$ 12,880,925	$ 6,967,216
Employer contributions receivable	24,993	4,100
Employee contributions receivable	-	117,667
Total assets	12,905,918	7,088,983
NET ASSETS AVAILABLE FOR BENEFITS	$ 12,905,918	$ 7,088,983

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
401(k) Plan and Trust

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31,

	2002	2001
Additions		
Investment (loss) income		
Net (depreciation) appreciation		
in value of investments	$ (786,963)	$ 44,066
Interest and dividends	71,699	20,391
Investment (loss) income	(715,264)	64,457
Contributions		
Employer	179,995	42,010
Participant	5,257,745	1,902,539
Rollovers	664,753	512,010
Contributions	6,102,493	2,456,559
Total additions	5,387,229	2,521,016
Deductions		
Benefit payments	1,803,015	23,978
Administrative Fees	34,452	2,606
Total deductions	1,837,467	26,584
Net increase	3,549,762	2,494,432
Transfers from merged plans	2,267,173	4,556,746
NET ASSETS AVAILABLE FOR BENEFITS		
BEGINNING OF PERIOD	7,088,983	37,805
END OF PERIOD	$ 12,905,918	$ 7,088,983

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE A - DESCRIPTION OF PLAN

The following description of the Leggett & Platt, Incorporated (L&P or the Company) 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan was established on September 1, 2000 to consolidate certain active 401(k) plans of the Company's subsidiaries and affiliates. The Plan is a defined contribution plan covering employees who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility of Employees
Employees that are classified as full-time and have completed one year of service, part-time employees credited with one year of service and at least 1,000 hours of service in the first twelve months of employment or in any calendar year, and bargaining unit employees who have negotiated inclusion into the plan and credited with 1,000 hours of service in the first twelve months of employment or in any calendar year of a L&P branch or subsidiary covered by the Plan are considered eligible for participation. If a previously ineligible employee changes employment status and as a result meets the above criteria, the employee may participate in the plan the first day of the second month after becoming eligible. Eligible employees may participate beginning on January 1 or July 1 after meeting eligibility requirements or on any special entry date according to the adoption agreement.

Contributions
Employer contributions, including matching contributions, are made in accordance with the plan document and are at the discretion of the employer. Participating subsidiaries or affiliates in the plan have the option of not making any contributions or matching 20% or 40% of employee contributions, limited by 6% of eligible employee compensation. Employer discretionary contributions will be allocated based on each participant's eligible contributions in proportion to total eligible employee contributions.

Employees may elect to voluntarily contribute up to 15% of eligible compensation, limited by annual IRS contribution limits. Employee rollover contributions are also permitted. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers mutual funds and common trust funds as investment options for participants.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A – DESCRIPTION OF PLAN - CONTINUED

Vesting and Distributions
Participants are always 100% vested in their employee contributions and rollover accounts. A participant's Prior Plan Company Matching Contribution Account and Prior Plan Company Profit Sharing Account merged into this Plan shall continue to vest in accordance with the vesting schedule set forth in the prior plan. In addition, a participant's Company Matching Contribution Account and Company Discretionary Matching Contribution Account are not vested until three years of service have been completed, at which time they will become 100% vested. A participant's entire account balance will become fully vested at normal retirement age or termination due to disability or death. A participant's non-vested account balance will be forfeited at the time of distribution. The forfeitures will be used to restore accounts, pay Plan fees and expenses, and reduce company matching contributions and/or company discretionary matching contributions, as directed by the Plan Administrative Committee. Forfeitures for the years ended December 31, 2002 and 2001 were $2,443 and $24, respectively.

Participants with a rollover account may withdraw part or all of this account at any time for any reason. Upon separation of employment, participants with account balances of $5,000 or less will receive a lump sum taxable distribution unless the separated employee chooses to directly roll over the amount into an individual retirement account, annuity or trust. Participants with account balances over $5,000 may elect to the following: defer payment until their normal retirement date; directly roll over the balance into an individual retirement account, annuity or trust; be paid in a single lump sum, or installment payments not to exceed the lesser of fifteen years or the life expectancy of the participant and his or her beneficiary, or in a combination of a lump sum and installment payments, or by certain other annuity options as provided by a prior plan. In-service withdrawals are allowed by participants after reaching age 59 ½. In-service hardship withdrawals are also allowed by participants prior to reaching age 59 ½, provided they meet the hardship withdrawal requirements set forth by the Plan.

Participant Loans
Participants may borrow from any vested participant account up to a maximum equal to the lesser of $50,000 (reduced by their highest outstanding loan balance during the twelve months immediately preceding the loan) or fifty percent (50%) of their vested account balance. The minimum loan amount is $500 and the interest rate will be set at the Prime Rate as quoted in the Wall Street Journal on the day the loan is processed, plus one percent (1%). The maximum number of loans that may be outstanding at any one time is two, one for any reason and one to acquire a principal residence.

Plan Trustee
Wachovia Bank, N.A. (formerly known as First Union National Bank), the sole trustee of the Plan, holds all Plan assets, executes all of the investment transactions, maintains the financial records relating to the trust, and makes all benefit payments as directed by the Plan Administrative Committee.

NOTE A - DESCRIPTION OF PLAN - CONTINUED

Administrative Expenses

Administrative expenses are paid by both L&P and the Plan. Some expenses related to the investment funds are paid from participants' accounts and are reflected in the financial statements of the Plan. All other expenses are paid directly by L&P and are not reflected in the financial statements of the Plan.

Plan Termination

Although it has not expressed any intent to do so, L&P has the right, by action of its Board of Directors, to terminate the Plan at any time. In the event of termination, participant accounts will immediately become 100% vested.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

The market value of all Plan investments is based upon quoted market prices as of the close of business on the last day of the year. Purchases and sales of investments are recorded on a trade-date basis. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Income Taxes

The Plan is a qualified tax-exempt plan under the Internal Revenue Code (IRC) and, therefore, is exempt from federal and state income taxes. Plan management has applied for, but has not yet received, a determination letter. However, management believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC and conforms to the requirements of ERISA.

Benefit Payments

Benefits are recorded when paid.

Leggett & Platt, Incorporated
401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE C – INVESTMENTS

The following presents the fair values of investments greater than 5% at December 31, 2002 and 2001:

	2002	2001
Stable Portfolio Group Trust	$ 7,853,149	$ 3,348,350
Diversified Bond Group Trust	861,156	-
Enhanced Stock Market Fund	-	598,029
Fidelity Advisors Equity Growth Fund	864,739	695,084
Dreyfus S&P Midcap Index Fund	875,800	574,075
Evergreen Select Balanced Fund	-	602,538

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2002	2001
Mutual Funds	$ (829,742)	$ 12,227
Common Trust Funds	42,779	31,839
	$ (786,963)	$ 44,066

Interest and dividends received on the Plan's investments in 2002 and 2001 were and $71,699 and $20,391, respectively.

Leggett & Platt, Incorporated
401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE D - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,	
	2002	2001
Net assets available for benefits per the financial statements	$12,905,918	$7,088,983
Amounts allocated to withdrawing participants	(527)	-
Net assets available for benefits per Form 5500	$12,905,391	$7,088,983

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

	Year Ended December 31,2002
Benefits paid to participants per the financial statements	$1,803,015
Add: Amounts allocated to withdrawing participants at December 31, 2002	527
Less: Amounts allocated to withdrawing participants at December 31, 2001	-
Benefits paid to participants per Form 5500	$1,803,542

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE E - PARTIES-IN-INTEREST TRANSACTIONS

At December 31, 2002 and 2001, the Plan held units of participation in investment funds of Wachovia Bank, N.A. (formerly known as First Union National Bank) with a total market value of $10,064,498 and $5,033,770, respectively. In addition, the Plan held investments in loans to participants at December 31, 2002 and 2001 with a total market value of $321,622 and $49,998, respectively. During the year ended December 31, 2002, the Plan made new loans of $374,437 and received loans from merged plans in the amount of $9,817. The plan received loan principal and interest repayments of $122,762. During the year ended December 31, 2001, the Plan made new loans of $23,903 and received loans from merged plans in the amount of $30,392. The plan received loan principal and interest repayments of $4,955. These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA regulations and the regulations promulgated thereunder.

SUPPLEMENTAL SCHEDULE

Leggett & Platt, Incorporated
401(k) Plan and Trust
EIN 44-0324630 PN 025

Schedule of Assets (Held at End of Year)
December 31, 2002

	Identity of Issue	Description of Investment Account	Current Value
*	Wachovia Bank, N.A.	Stable Portfolio Group Trust	$ 7,853,149
*	Wachovia Bank, N.A.	Diversified Bond Group Trust	861,156
*	Wachovia Bank, N.A.	Enhanced Stock Market Fund	582,961
*	Wachovia Bank, N.A.	Evergreen Special Equity Fund	196,065
	Federated	Federated Stock Fund	266,436
	Fidelity	Fidelity Advisors Equity Growth Fund	864,739
	Invesco	Invesco Total Return Fund	174,981
	Dreyfus	Dreyfus S&P Midcap Index Fund	875,800
	Putnam	Putnam International Growth Fund	312,849
*	Wachovia Bank, N.A.	Evergreen Select Balanced Fund	571,167
*	Various Participants	Participant Loans with interest rates set at the Prime Rate plus 1%	321,622
			$ 12,880,925

* Investments in securities of parties-in-interest to the Plan.

B. EXHIBIT INDEX LISTING

EXHIBIT 23



PricewaterhouseCoopers LLP
800 Market Street
St. Louis MO 63101
Telephone (314) 206 8500

Consent Of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-45074) of Leggett & Platt, Incorporated of our report dated June 18, 2003 relating to the financial statements of the Leggett & Platt, Incorporated 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

St. Louis, Missouri
June 24, 2003

EXHIBIT 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Leggett & Platt, Incorporated 401(k) Plan, (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Felix E. Wright, Chairman and Chief Executive Officer of Leggett & Platt, Incorporated, certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Felix E. Wright
Chairman and Chief Executive Officer
Leggett & Platt, Incorporated

June 24, 2003

L:\Mkh\SEC\11-K\FYE 2002\906 Hale .doc

EXHIBIT 99.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of the Leggett & Platt, Incorporated 401(k) Plan, (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Matthew C. Flanigan, Vice President - Chief Financial Officer of the Leggett & Platt, Incorporated and member of the Plan Investment Committee, certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Matthew C. Flanigan
Vice President - Chief Financial Officer
Leggett & Platt, Incorporated
and Member of the 401(k) Plan Investment Committee

June 24, 2003